UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMRs' Interests

The notification below outlines the award of restricted shares granted to Omar Abbosh in accordance with the terms of the Chief Executive's remuneration package as disclosed on 20 September 2023.

The award will vest in three equal tranches as soon as practicable following 31 December 2024, 31 December 2025 and 31 December 2026. The vesting of each tranche is conditional on Mr. Abbosh remaining in continued employment as at each vesting date. Any shares which vest pursuant to the award will be subject to a holding period lasting up to the vesting date of the final tranche (31 December 2026), and may not be transferred, assigned, sold, pledged or otherwise disposed of during the holding period save as to satisfy any tax liability incurred in connection with the award. The award also attracts dividend equivalent awards.

The notification below is made in accordance with the requirements of the UK Market Abuse Regulation. Further details will be disclosed as appropriate in the 2024 Annual Report.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Omar Abbosh
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares under the Long-Term Incentive Plan in accordance with Mr. Abbosh's remuneration package
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	1,378,942 shares (see note 1)
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,378,942 shares Aggregated price: n/a
e)	Date of the transaction	9 April 2024
f)	Place of the transaction	n/a

                                            Note 1: The 2023 Directors' Remuneration Report referred to the award being over 1,391,718 shares in error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 11 April 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary